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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         KYSOR INDUSTRIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             K ACQUISITION CORP.,
                    AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                           SCOTSMAN INDUSTRIES, INC.
                                   (BIDDERS)

 COMMON STOCK, $1.00 PAR VALUE, AND                     501566103
                                                      NOT AVAILABLE
     SERIES A CONVERTIBLE VOTING                (CUSIP Number of Class of
   PREFERRED STOCK, $24.375 STATED                     Securities)
                VALUE
   (Title of Class of Securities)

                           SCOTSMAN INDUSTRIES, INC.
                         775 CORPORATE WOODS PARKWAY,
                         VERNON HILLS, ILLINOIS 60061
                                (847) 215-4500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to
                                SIDLEY & AUSTIN
                           ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                (312) 853-7000
                           ATTENTION: THOMAS A. COLE

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                           CALCULATION OF FILING FEE
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
 TRANSACTION   AMOUNT OF
  VALUATION*   FILING FEE
-------------------------
 $356,865,778   $71,374

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*  For the purpose of calculating the fee only, this amount assumes the purchase of (i) 7,512,335 shares of Common Stock, $1.00 par value, of the Subject Company, together with associated common share purchase rights, and
   (ii) 786,869.1221 shares of Series A Convertible Voting Preferred Stock, $24.375 stated value per share, at $43.00 per share. Such number of shares includes all outstanding shares as of January 31, 1997 and assumes the exercise of all stock options to purchase shares of Common Stock issued.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid:______________      Filing Party:_____________________


  Form or Registration No.:____________      Date Filed:_______________________

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

  This Statement relates to a tender offer by K Acquisition Corp., a Michigan corporation (the "Offeror") and an indirect wholly owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding shares of (i) Common Stock, $1.00 par value, of Kysor Industrial Corporation, a Michigan corporation (the "Company"), including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 26, 1996, as amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as successor Rights Agent (collectively, the "Common Stock"), and (ii) Series A Convertible Voting Preferred Stock, $24.375 stated value per share (the "ESOP Preferred Stock"; the shares of Common Stock and the shares of ESOP Preferred Stock being collectively referred to herein as the "Shares"), at a purchase price of $43.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereof, respectively, and which are incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Kysor Industrial Corporation. The address of the principal executive offices of the Company is set forth in
Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

  (b) The exact titles of the classes of equity securities being sought in the Offer are the Common Stock, $1.00 par value, including the associated Rights, and the Series A Convertible Voting Preferred Stock, $24.375 stated value per share, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning Parent and the Offeror") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e) and (f): Neither the Offeror nor Parent nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) None.

  (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger;

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

Plans for the Company") and Section 13 ("The Merger Agreement; the Asset Purchase Agreement; and Certain Other Arrangements") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b): None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement; the Asset Purchase Agreement; and Certain Other Arrangements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and in Section 18 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning Parent and the Offeror") of the Offer to Purchase is incorporated herein by reference.

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 13 ("The Merger Agreement; the Asset Purchase Agreement; and Certain Other Arrangements") is incorporated herein by reference.

  (b) and (c) The information set forth in Section 17 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase; the Letter of Transmittal; the Agreement and Plan of Merger, dated as of February 2, 1997, among Parent, the Offeror and the Company; the Asset Purchase Agreement, dated as of February 2, 1997, among the Company, certain subsidiaries of the Company named therein, Kuhlman Corporation ("Kuhlman") and Transpro Group, Inc.; the Joinder dated February 2, 1997, of Parent in respect of certain provisions of the Asset Purchase Agreement; and the Confidentiality and Standstill Agreement, dated June 18, 1996, between the Company and Parent; the Confidentiality and Standstill Agreement, dated December 26, 1996, between Kuhlman and the Company; the Consulting and Noncompetition Agreement, dated as of February 2, 1997, between Parent and George Kempton; the Consulting and Noncompetition Agreement, dated as of February 2, 1997, between Parent and Peter Gravelle; the Consulting and Noncompetition Agreement, dated as of February 2, 1997, between Parent and Timothy Peterson; and Amendment No. 2 to the Rights Agreement, dated as of February 1, 1997, between the Company and the successor Rights Agent, copies of which are attached hereto as Exhibits
(a)(1), (a)(2), (c)(1), (c)(2), (c)(3), (c)(4), (c)(5), (c)(6), (c)(7), (c)(8)
and (c)(9), is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated February 7, 1997.

  (a)(2) Letter of Transmittal.

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  (a)(3) Letter from Morgan Stanley & Co. Incorporated, as Dealer Manager, to
Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Letter from Old Kent Bank to participants in the Company Employee Stock Ownership Plan.*

  (a)(6) Letter from Bankers Trust Company to participants in the Company Savings Plan and 401(k) Plan.

  (a)(7) Letter from Old Kent Bank to participants in the Company Employee Stock Purchase Plan.

  (a)(8) Letter from Harris Trust and Savings Bank to participants in the Company Dividend Reinvestment Plan.

  (a)(9) Notice of Guaranteed Delivery.

  (a)(10) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(11) Summary Advertisement, dated February 7, 1997.

  (a)(12) Press Release issued by Parent and the Company on February 3, 1997.

  (a)(13) Press Release issued by Parent on February 7, 1997.

  (b)(1) Commitment Letter, dated as of January 31, 1997, among The First National Bank of Chicago, as Administrative Agent, First Chicago Capital Markets, Inc., as Arranger, and Scotsman Group Inc.

  (c)(1) Agreement and Plan of Merger, dated as of February 2, 1997, among Parent, the Offeror and the Company.

  (c)(2) Asset Purchase Agreement, dated as of February 2, 1997, among the Company, certain subsidiaries of the Company named therein, Kuhlman Corporation and Transpro Group, Inc.

  (c)(3) Joinder, dated February 2, 1997, of Parent in respect of certain provisions of the Asset Purchase Agreement described in Exhibit (c)(2).

  (c)(4) Confidentiality and Standstill Agreement dated June 18, 1996 between the Company and Parent.

  (c)(5) Confidentiality and Standstill Agreement, dated December 26, 1996, between Kuhlman and the Company.

  (c)(6) Consulting and Noncompetition Agreement, dated as of February 2, 1997, between Parent and George Kempton.

  (c)(7) Consulting and Noncompetition Agreement, dated as of February 2, 1997, between Parent and Peter Gravelle.

  (c)(8) Consulting and Noncompetition Agreement, dated as of February 2, 1997, between Parent and Timothy Peterson.

  (c)(9) Amendment No. 2 to the Rights Agreement, dated as of February 1, 1997, between the Company and the successor Rights Agent.

  (d) None.

  (e) Not applicable.

  (f) None.
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*To be filed by amendment to this Schedule 14D-1.

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

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: February 7, 1997                   SCOTSMAN INDUSTRIES, INC.

                                             /s/ Richard C. Osborne
                                          By: _________________________________
                                             Name: Richard C. Osborne
                                             Title: Chairman, President and
                                                 Chief Executive Officer

                                          K ACQUISITION CORP.

                                             /s/ Richard C. Osborne
                                          By: _________________________________
                                             Name: Richard C. Osborne
                                             Title: President and Chief
                                              Executive Officer

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